NO ACT

P.E.
12/10/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 06 2014

Washington, DC 20549

14005277

February 6, 2014

Act: 1934
Section:
Rule: 14a-8(ODS)
Public
Availability: 2-6-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 10, 2013

Dear Mr. Mueller:

This is in response to your letters dated December 10, 2013 and February 3, 2014 concerning the shareholder proposal submitted to GE by the GE Stockholders' Alliance, the Leo A. Drey Revocable Trust and Olga P. Strickland. We also have received a letter from the GE Stockholders' Alliance dated December 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Patricia T. Birnie
GE Stockholders' Alliance
patbirnie@greenbicycle.net

Kay K. Drey
*** FISMA & OMB Memorandum M-07-16 ***

Olga P. Strickland
*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2013

The proposal requests that the company amend its nuclear energy policy to offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage, and expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in GE's proxy materials for a meeting held in 2012 and that the 2012 proposal received 2.41 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 3, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Supplemental Letter Regarding the Shareowner Proposal of GE Stockholders' Alliance et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 10, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the GE Stockholders' Alliance ("GESA"), the Leo A. Drey Revocable Trust (the "Trust") and Olga P. Strickland ("Strickland," and collectively with GESA and the Trust, the "Proponents") regarding the health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(f)(1), and 14a-8(i)(12) because the Proponents failed to establish the requisite eligibility to submit the Proposal and because the Proposal deals with substantially the same subject matter as a previously submitted proposal (the "2012 Proposal") that did not receive the support necessary for resubmission.

On December 31, 2013, the Proponents submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). The Response Letter argues, in part, that the Proposal and the 2012 Proposal are "vastly different in terms of scope and impact." The

Response Letter relies on *Chevron Corp.* (avail. Feb. 29, 2000), in which the Staff was unable to concur that a proposal was excludable under Rule 14a-8(i)(12)(ii).

In *Chevron Corp.*, the Staff considered a proposal requesting a report on the potential environmental damage that would result from the company proceeding with plans to drill for oil and gas in the Arctic National Wildlife Refuge ("ANWR"). The Staff was unable to concur that the proposal was excludable as substantially the same subject matter as two previous proposals requesting, respectively, that the company "unconditionally cancel any future plans for oil drilling" in the ANWR and "immediately stop the expenditure of any corporate funds targeted to achieve" this objective. The Staff stated in response to the company's no-action request that "while the prior two proposals concerned substantially the same subject matter, the company's oil and gas drilling operations in the [ANWR], the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation."

However, *Chevron Corp.* is distinguishable from the facts in the instant case. The proposal in *Chevron Corp.* did not request that the company take any course of action with respect to its oil and drilling activities; rather, it requested only that a study be prepared on the potential environmental damage of oil and gas drilling. On the other hand, the two previously submitted proposals requested that the company take a specific course of action: the immediate cessation of such drilling. This is in distinct contrast to the Proposal and the 2012 Proposal. Here, both the Proposal and the 2012 Proposal request that the Company take a specific course of action: amend its nuclear energy policy. Both proposals address the same underlying concern regarding whether appropriate technology exists to address potential health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry. The Proposal requests that the Company take measures to mitigate the potential adverse implications of nuclear energy by "offer[ing] to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage" and "expend[ing] research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." Similarly, the 2012 Proposal requested that the Company "phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." Accordingly, and unlike the proposals at issue in *Chevron Corp.*, the Proposal and 2012 Proposal both request that the Company take a specific course of action, and both address the same underlying concern regarding the availability of technology to address nuclear fuel rod and nuclear facility safety considerations. Therefore, we continue to believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(i) based on the precedent cited in the No-Action Request.

In addition, and as noted in the No-Action Request, since the date of the *Chevron Corp.* no-action letter, the Staff consistently has concurred with the exclusion of proposals pursuant to Rule 14a-8(i)(12) when one proposal requests a report or disclosure of information and other proposals request that the company change its policy or take a specific course of action, provided that both proposals are addressing the same substantive concerns. *See, e.g.*, *Tyson Foods, Inc.* (avail. Oct. 22, 2010) (concurring that a proposal requesting a report detailing the company's progress on withdrawing from purchasing pigs that were bred using gestation crates was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring that a proposal requesting a report on the feasibility of using non-animal methods was excludable as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods); *Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (avail. Feb. 25, 2005) (same); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism). Likewise, prior to the *Chevron Corp.* no-action letter, the Staff concurred in *General Electric Co.* (avail. Jan. 29, 1999) with the exclusion of a proposal requesting a report that would examine the feasibility of the Company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of reactors currently online as dealing with substantially the same subject matter as a prior proposal requesting that management assist in closing nuclear operations. Viewed in context, then, *Chevron Corp.* is not applicable to the Proposal and, regardless, appears to be an outlier within Rule 14a-8(i)(12) precedent.

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori

Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patricia T. Birnie, GE Stockholders' Alliance
Kay K. Drey, Leo A. Drey Revocable Trust
Olga P. Strickland

GE Stockholders' Alliance
17300 Quaker Lane, Apt. D-23, Sandy Spring, MD 20860-1260

December 31, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of GE Stockholders' Alliance
Securities Exchange Act of 1934-Rule 14a-8

To: Chief Council and Staff

This letter is our response to the copy of the letter we received from Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, dated December 10, 2013, on behalf of the General Electric Company to the Securities and Exchange Commission. We shall seek to explain to you why we believe we meet the qualifications required to have our shareowner proposal included as a part of the 2014 GE Annual Meeting. We request your staff's review and, we hope, subsequent concurrence with our position.

Mr. Mueller claims that our proposal does not meet SEC rules in two categories:
A. stockholder-filer eligibility; and B. the proposal's subject matter.

A. Eligibility of filers

GESA: Because our organization, the GE Stockholders' Alliance (GESA), does not own sufficient GE shares of stock in order to file a stockholder proposal, GESA invited co-filers who do qualify.

Kay Drey: Because of Mrs. Drey's privacy concerns, she chose merely to specify, as required, that her Trust holdings of GE shares are in excess of $ 4,000. This sum has been verified by her U.S. Bank NA Account Manager/Trust Officer Sarah Clay in a letter dated October 29, 2013. I believe her responses to deficiency notices, cumulatively, clear up the eligibility issue. I have not seen any SEC rules that require a filer of a shareowner proposal to identify the specific number of shares the filer owns.

Olga Strickland: Mrs. Strickland, also a filer, may not have known that the SEC may make a distinction between personal ownership vs. ownership in a trust. I understand that her trust has held more than the requisite number of shares for longer than the requisite period of time.

B. Proposal subject matter

The proposal we submitted to General Electric for the 2014 Annual Meeting, and the one we submitted for the 2012 Annual Meeting are vastly different in terms of scope and impact.

Our 2012 proposal stated: "THEREFORE BE IT RESOLVED that as GE stockholders, we urge our company to reverse its nuclear policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment."

Our 2014 proposal states: "THEREFORE BE IT RESOLVED that General Electric amend its Nuclear Energy Policy to: (1) offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage, and (2) expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change."

We understand that a Chevron shareholder proposal from 2000 may provide relevant precedent. There, the SEC rejected a no-action request from Chevron in which Chevron wanted to exclude a proposal requiring an environmental impact study on oil and gas drilling operations in the Arctic National Wildlife Refuge. The shareholder had previously submitted a proposal requiring that Chevron end oil and gas drilling operations in the Arctic National Wildlife Refuge. Chevron had argued that the proposals were substantially similar. The SEC disagreed. According to the SEC, the proposals were different because the later proposal requested "an environmental impact study on the results of such operations rather than their immediate cessation."

GESA and the filers believe that climate change, now in progress, provides compelling rationale for the urgency of planning and taking action to deter known risks to public safety. We believe this threat merits public discussion and informed action by corporate leaders.

We hope you will agree that our stockholder proposal merits consideration as a part of General Electric's 2014 Annual Meeting.

Sincerely,

Patricia T. Birnie, Chair

cc: Lori Zyskowski. Executive Counsel, Corporate, Securities and Finance of GE
Ronald O. Mueller. Gibson, Dunn & Crutcher LLP
Kay Drey
Olga Strickland

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 10, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of GE Stockholders' Alliance
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the GE Stockholders' Alliance ("GESA"), the Leo A. Drey Revocable Trust (the "Trust") and Olga P. Strickland ("Strickland," and collectively with GESA and the Trust, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On November 4, 2013, the Company received from GESA a copy of the Proposal, along with a cover letter dated November 1, 2013, which acknowledged that the value of GESA's shares "is less than the required $2,000 worth of securities for filing a stockholder proposal" and informing the Company that GESA had invited other proponents to co-file the Proposal (collectively, the "GESA Submission," attached hereto as Exhibit A).

The Company also received on November 4, 2013 a copy of the Proposal from the Trust, along with a letter from U.S. Bank NA that purported to verify the Trust's ownership of over $4,000 worth of the Company's shares for more than one year as of October 29, 2013 (collectively, the "Trust Submission," attached hereto as Exhibit B). Because the Trust Submission was submitted to the Company on October 31, 2013, the Company determined that the Trust Submission did not satisfy the ownership requirements of Rule 14a-8(b). On November 13, 2013, the Company sent a deficiency notice to the Trust (the "Trust Deficiency Notice," attached hereto as Exhibit C). In the Trust Deficiency Notice, the Company informed the Trust of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies, stating in particular that "the Trust needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013)." The Trust Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Trust Deficiency Notice was delivered to the Trust at 8:43 A.M. on November 14, 2013. *See* Exhibit D. In a response dated November 19, 2013, the Trust provided a new letter from U.S. Bank NA, which was dated November 15, 2013 and stated in relevant part:

> This letter serves as verification of ownership of General Electric Co. stock in your account with U.S. BANK NA, as custodian. The shares have been continuously held for more than one year prior to and including the date of October 31, 2013 and have a market value in excess of $2,000.

See Exhibit E. The November 15, 2013 letter from U.S. Bank NA did not state the number of shares held by the Trust, nor did it otherwise address the value of the Trust's shares during the one-year period preceding and including October 31, 2013, the date of the Trust Submission.

On November 12, 2013, the Company received a copy of the Proposal from Strickland, along with a letter dated November 1, 2013 entitled "Form of Intent to Co-file to General Electric" and a letter from Merrill Lynch Wealth Management dated November 1, 2013 that purported to verify ownership of the Company's shares by "Olga P. Strickland and James C. Strickland, Trustees of the Strickland Family Trust" (collectively, the "Strickland Submission," attached hereto as Exhibit F). The Strickland Submission's date stamp indicated that it was submitted to the Company on November 6, 2013. The Company determined that the Strickland Submission was insufficient in establishing Strickland's ownership pursuant to Rule 14a-8 because it: (i) appeared to verify ownership of the Company's shares by The Strickland Family Trust rather than Strickland; and (ii) did not establish ownership of the Company's shares from November 2, 2013 to November 6, 2013, the date of the Strickland Submission. As a result, the Company sent a deficiency notice to Strickland on November 22, 2013 (the "Strickland Deficiency Notice," attached hereto as Exhibit G). The Strickland Deficiency Notice stated, *inter alia*, that "we note that the Merrill Lynch Letter references The Strickland Family Trust (the 'Trust'), whereas your November 1, 2013 letter states that you are submitting the Proposal. Accordingly, please confirm that you (not the Trust) are the proponent of the Proposal. In addition, any response to this letter must confirm your (and not the Trust's) ownership of Company shares." The Strickland Deficiency Notice was delivered to Strickland at 3:19 P.M. on November 25, 2013. *See* Exhibit H. On December 9, 2013, Strickland submitted via facsimile a letter from Merrill Lynch Wealth Management, which provided that Mr. and Mrs. Strickland held the Company's shares "as referenced above," and the subject line of the letter stated, "RE: 1080 Shares of GE – Olga and James Strickland, Trustees of the Strickland Family Trust U/A/D 10/4/2006." *See* Exhibit I.

THE PROPOSAL

The Proposal states:

> THEREFORE BE IT RESOLVED that General Electric amend its Nuclear Energy Policy to: (1) offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage, and (2) expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change.

See Exhibit A.

BASES FOR EXCLUSION

The Proposal is co-sponsored by a perennial proponent who has repeatedly used the shareowner proposal process to raise concerns regarding the health and safety implications of nuclear power facilities (including with respect to spent/irradiated fuel rods) and the Company's association with the nuclear energy industry. This year, the proponent takes a new tact by couching the Proposal in terms of addressing nuclear safety concerns that the Proposal attributes to climate change. Nevertheless, the Proposal and its supporting statements demonstrate that the Proposal relates to the same substantive concerns as past proposals voted on by the Company's shareowners. Accordingly, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to establish the requisite eligibility to submit the Proposal.
- Rule 14a-8(i)(12) because it deals with substantially the same subject matter as a previously submitted proposal that did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Specifically, GESA has acknowledged that the value of its shares "is less than the required $2,000 worth of securities for filing a stockholder proposal," the Trust failed to provide the information in the Trust Deficiency Notice establishing the number of shares held by the Trust for the one-year period preceding and including the date of the Trust Submission, and Strickland failed to establish that she (and not The Strickland Family Trust) is the beneficial owner of the Company's shares.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Here, the Company satisfied its obligation under Rule 14a-8 with respect to the Trust by transmitting to the Trust in a timely manner the Trust Deficiency Notice, which set forth the Rule 14a-8(b) requirements, explained that "the Trust needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013)" and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C. Similarly, the Company satisfied its obligation under Rule 14a-8 with respect to Strickland by transmitting to Strickland in a timely manner the Strickland Deficiency Notice, which set forth the Rule 14a-8(b) requirements, specified that "any response to this letter must confirm your (and not the Trust's) ownership of Company shares" and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit G.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff:

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of Company securities for one year as of November 19, 2012. The Company properly sent a deficiency notice to the proponent on December 4, 2012, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Co-filers are permitted to aggregate their holdings in satisfying Rule 14a-8(b). *See* Exchange Act Release No. 20091 (Aug. 16, 1983) at n.5 ("Holdings of coproponents will be aggregated in determining the includability of a proposal."). SLB 14 provides that the market value of proponents' securities is calculated by multiplying the number of securities owned by the proponent for the one-year period by the company's highest selling share price during the 60 calendar days prior to the proposal's submission. *See* Section C.1.a, SLB 14.

As explained below with respect to each of the Proponents, the Proponents have failed to establish their eligibility to submit the Proposal under Rule 14a-8(b), even after the Company provided timely notice of their respective deficiencies where such notice was required. Accordingly, the Proposal can be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(f).

A. GESA

GESA did not include with the GESA Submission evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the records of the Company's Shareowner Services Department do not indicate that GESA is the record owner of a sufficient number of Company shares in the aggregate to satisfy the ownership requirements of Rule 14a-8(b).[1] In the GESA Submission's cover letter, dated November 1, 2013, GESA stated that it owned "8.8826 shares of General Electric stock," and it further stated, "Since the value of these shares is less than the required $2,000 worth of securities for filing a stockholder proposal, we have invited members of [GESA] to co-file, thereby meeting the $2,000 requirement."

[1] The Company's records indicate that GESA is a record holder of only 9.1723 shares, which does not represent at least $2,000 in market value of the Company's shares.

During the 60 calendar days preceding and including November 1, 2013, the highest selling price of Company common stock was $26.64, which occurred on November 1, 2013. Therefore, the maximum market value of GESA's 9.1723 shares was $244.35, far less than the $2,000 threshold amount provided by Rule 14a-8(b)(1). There were in excess of 10 billion shares of Company common stock outstanding at all times during the one-year period prior to the Proposal's submission by GESA, so GESA's 9.1723 shares of Company common stock represent significantly less than 1% of the Company's outstanding shares of common stock. By GESA's own admission, its share ownership fails to meet the required Rule 14a-8(b)(1) threshold. This deficiency, combined with the procedural deficiencies of GESA's co-proponents described below, provides sufficient grounds for exclusion pursuant to Rule 14a-8(b)(1). *See IDACORP, Inc.* (avail. March 5, 2008) (concurring in the exclusion of a proposal by two co-proponents, one of which stated an ownership level below the minimum threshold amount, the other of which exhibited deficiencies in share ownership).

Because the cover letter sent by GESA stated the number of Company shares it held, and because such number was less than the requisite amount, the Company was not required to send a deficiency notice. SLB 14D provides that companies typically must provide deficiency notices that inform the proponent of proof of ownership requirements when the company's records show that the proponent owns some shares, but not enough to meet the requirements of Rule 14a-8(b)(1). However, in this case, GESA admitted to not owning sufficient shares. Rule 14a-8(f)(1) provides that a deficiency notice need not be provided as to a deficiency that cannot be remedied. More specifically, SLB 14 explicitly states that "if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities[,] . . . no notice of the defect would be required" because "the shareholder cannot remedy this defect after the fact." *See also PulteGroup, Inc.* (avail. Jan. 6, 2012) (concurring in the exclusion of a proposal that stated the proponent's insufficient number of shares owned in the cover letter without the company delivering a deficiency notice); *United Continental Holdings, Inc.* (avail. Mar. 11, 2010) (same); *International Paper Co.* (avail. Jan. 5, 2001) (same). Therefore, because GESA admitted that "the value of [its] shares is less than the $2,000 of securities required for filing a shareholder proposal"—and because, as discussed below, neither of the other co-proponents' shares can properly be aggregated with GESA's to achieve the $2,000 threshold—the Company can exclude the Proposal despite not having sent a deficiency notice to GESA.

B. The Trust

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a shareowner must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the company's meeting of shareowners for at least one year by the date on which the shareowner submitted the proposal. The Staff has consistently concurred in the exclusion of proposals where proponents have not established continuous ownership of shares having a value of at least $2,000 for the one-year period set forth under Rule 14a-8(b). *See, e.g., PulteGroup, Inc.* (avail. Jan. 6, 2012) (granting relief where proposal cover letter and broker letter stated that proponent held 246 shares, when the value of 246 shares was not at least $2,000); *International Paper Co.* (avail. Jan. 5, 2001) (concurring in the exclusion of a proposal where the proponent stated the number of shares owned, but the value of the shares was under $2,000); *Caterpillar Inc.* (avail. Jan. 5, 2001) (same).

Here, the Trust failed, following a timely and proper request by the Company, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the date of the Trust Submission (*i.e.*, October 31, 2012 to October 31, 2013) of shares having a value of at least $2,000. Specifically, the October 29, 2013 letter from U.S. Bank NA that was submitted with the Proposal did not indicate the number of shares owned during the one-year period, merely stating that the Trust owned at least $4,000 worth of the Company's shares for more than one year as of October 29, 2013. *See* Exhibit B. Accordingly, the Company sent the Trust Deficiency Notice, which explained the Rule 14a-8(b) requirements and stated that "the Trust needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013)." *See* Exhibit C. In response, the Trust submitted a second letter from U.S. Bank NA, which again did not indicate the number of shares owned as of the date of the Trust Submission but which instead stated that the Company's shares had been held for more than one year as of October 31, 2013 and that the value of the Trust's shares on November 15, 2013 was in excess of $2,000. *See* Exhibit E. There is no assurance, however, that the Trust did not sell some of the $4,000 worth of shares that it held on October 29, 2013, such that it held less than $2,000 of the Company's stock on October 31, 2013 (which shares could have had a value in excess of $2,000 on November 15, 2013). The value of the Trust's shares on November 15, 2013 does not establish that the value of the Trust's shares satisfied the Rule 14a-8(b) $2,000 threshold during the one-year period because the Company's stock price was higher on November 15, 2013 than at any point from October 31, 2012 to October 31, 2013. Thus, the Trust could have held shares continuously for the one-year period that only increased above the $2,000 threshold subsequent to the one-year period preceding and including the date of the Trust Submission. Accordingly, the Trust has not established its eligibility to submit the Proposal pursuant to Rule 14a-8(b).

C. Strickland

Staff precedent shows that a trust's ownership of shares is distinct from a trustee's ownership of shares for purposes of Rule 14a-8(b). In *McGraw-Hill Cos., Inc.* (avail. Jan. 13, 2003), a proponent trust attempted to satisfy the Rule 14a-8(b) holding period by tacking a trustee's individual ownership of the company's shares to the trust's ownership of the same shares. The company argued that, although the trustee served as trustee of the proponent trust, the trustee and the trust "are not the same shareholder with respect to the [c]ompany's securities." As the company further explained, the trustee's "past ownership of the [c]ompany's securities as *an individual* is fundamentally different from the [p]roponent's ownership of securities, as [the trustee]'s ability to vote and dispose of the securities of the [c]ompany are now constrained generally by his duties as a co-trustee of the [proponent trust] and specifically by any governance arrangements of the [p]roponent trust." The proponent argued in response that the trust's and the trustee's holdings could be tacked because the trustee, "as a record holder, has the complete power to sell the company stock which he has held continuously since 1974. [The trustee] receives and collects for himself the dividend checks which exceed $2000 a year. [The trustee] is the primary trustee and the company knows this." The Staff concurred in the exclusion of the proposal under Rule 14a-8(f), noting that "the proponent appears to have failed to supply, within 14 days of receipt of McGraw-Hill's request, documentary support evidencing that it continuously held McGraw-Hill's securities for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b)."

Here, the November 1, 2013 letter that was included with the Strickland Submission and entitled "Form of Intent to Co-file to General Electric" establishes that Strickland is the proponent of the Proposal. It states that "I, Olga P. Strickland, am an owner of 1080 shares" and "I have owned these shares continuously for at least one year, and I plan to retain my GE Shares through the next annual meeting." It further provides that "I hereby notify you of my intention to co-file" the Proposal and is signed by Olga P. Strickland. At no point does the letter reference The Strickland Family Trust. *See* Exhibit F. Strickland failed, following a timely and proper request by the Company, to establish that she, and not The Strickland Family Trust, is the owner of the shares referenced in the letters she provided to the Company. Specifically, the Strickland Deficiency Notice stated that "any response to this letter must confirm your (and not the Trust's) ownership of Company shares." Strickland responded to the Strickland Deficiency Notice with a letter from Merrill Lynch Wealth Management that provided that Mr. and Mrs. Strickland held the Company's shares "as referenced above," and the subject line of the letter stated, "RE: 1080 Shares of GE – Olga and James Strickland, Trustees of the Strickland Family Trust U/A/D 10/4/2006." Strickland, who is not a registered holder, is responsible for proving her eligibility to submit a proposal to the Company. *See* Section C.1.c, SLB 14. However, because her response to the Strickland Deficiency Notice suggests that the shares are held by the Strickland Family Trust, and because ownership of the Company's shares by The Strickland Family Trust cannot be used to establish ownership by Strickland, *see McGraw-Hill*, Strickland has failed to establish her eligibility to submit the Proposal under Rule 14a-8(b).

Based on the foregoing, the Proponents have failed to establish eligibility to submit the Proposal under Rule 14a-8(b), even after the Company provided timely notice of their respective deficiencies where such notice was required. Accordingly, the Proposal can be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(f).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Previously Submitted Proposal That Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(i), a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareowner proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained that this revision to the standard applied under the rule responded to commenters who viewed it as:

> [A]n appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Exchange Act Release No. 20091 (Aug. 16, 1983). *See also* Exchange Act Release No. 19135 (Oct. 14, 1982), in which the Commission stated that Rule 14a-8 "was not designed to burden the proxy solicitation process by requiring the inclusion of such proposals." In the release adopting this change, the Commission explained the application of the standard, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will

> be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareowner proposals or their requested actions be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter the Staff has focused on the "substantive concerns" raised by the proposals, rather than on the specific language or corporate action proposed to be taken.

The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the Company take different actions. For example, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. In *General Electric Co.* (avail. Jan. 29, 1999), the Staff concurred in the exclusion of a proposal requesting a report that would examine the feasibility of the Company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of reactors currently online, including the environmental impacts from the company's participation in nuclear power, because the proposal dealt with "substantially the same subject matter" as a prior proposal requesting that management assist in closing nuclear operations. *See also Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals are addressing the same substantive concerns. For example, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff considered a proposal requesting a report on the rationale for what the proposal asserted was a practice of exporting the company's animal experimentation to countries that have substandard animal welfare regulations. The Staff concurred that the proposal could be excluded because it dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were very different—providing a rationale for the company's use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals to which they have been compared under Rule 14a-8(i)(12). *See Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. *The Proposal Deals With Substantially The Same Subject Matter As A Proposal That Was Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.*

The Company has within the past five years included in its proxy materials a proposal regarding the Company's nuclear energy business. Specifically, the Company included a shareowner proposal submitted by Proponent GE Stockholders' Alliance in the Company's 2012 proxy materials, filed on March 9, 2012 (the "2012 Proposal," attached as Exhibit J), that requested that the Company "reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment."

The Proposal deals with substantially the same substantive concern as the 2012 Proposal. Specifically, the 2012 Proposal and the Proposal both address concerns regarding the health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry. The Proposal and the 2012 Proposal, as well as their whereas clauses and supporting statements, demonstrate that they address substantially the same subject matter. For example:

- The resolved clause of the Proposal requests that the Company address the health and safety implications of nuclear power facilities (including with respect to fuel rods) by requesting that the Company "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage" and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies." The resolved clause of the 2012 Proposal requests that the Company address the health and safety implications of nuclear power facilities (including with respect to fuel rods) by requesting that the Company "phase out all of its nuclear activities, including proposed fuel reprocessing."

- The whereas clause of the Proposal claims that current storage facilities are inadequate to safely secure irradiated nuclear fuel rods because they are "filled beyond their original designed capacity." The supporting statement of the 2012 Proposal also claims that the storage conditions of irradiated fuel are "dangerously crowded." As a result, both proposals recommend that irradiated fuel rods be transferred to and stored in dry cask storage systems.

- The whereas clauses of both the Proposal and the 2012 Proposal assert that the prospect of natural disasters necessitates the need for such storage systems. In particular, the whereas clause of the 2012 Proposal asserts that many U.S. nuclear reactors are threatened by "extreme natural assaults (hurricanes, floods, earthquakes, and tornadoes)." The whereas clause of the Proposal asserts that "worsening weather conditions" will make many of these same factors – "droughts, floods, hurricanes, earthquakes, tornadoes, and wildfires" – more likely to occur, and that such events "threaten the safe operation of reactors."

- In addition, the whereas clauses in both the Proposal and the 2012 Proposal cite the 2011 accident at Fukushima Daiichi Nuclear Power Plant as justification for the proposals.

Thus, the substantive concerns underlying both the Proposal and the 2012 Proposal are the same. The fact that the 2012 Proposal proposed to address safety concerns by requesting a policy change away from the Company's involvement in the nuclear energy industry, motivated by the alleged dangers of irradiated fuel rod storage, while the Proposal is phrased in terms of nuclear safety concerns resulting from climate change and requests a policy change that would require the Company to take specific actions regarding the storage of irradiated fuel rods, does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the precedent cited above, the Staff has concurred in the exclusion of shareowner proposals in which the proposals at issue requested different courses of action. As in the above precedent, although the specific language and proposed actions in the 2012 Proposal and the Proposal may differ, each address the same substantive concern—the health and safety implications of nuclear power facilities (including with respect to fuel rods) and the Company's association with the nuclear energy industry.

C. The Shareowner Proposal Included In The Company's 2012 Proxy Materials Did Not Receive The Shareowner Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule14a-8(i)(12) sets thresholds with respect to the percentage of shareowner votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on April 30, 2012, which states the voting results for the Company's 2012 annual meeting of shareowners and is attached as Exhibit K, the 2012 Proposal received 2.41% of the votes cast at the Company's 2012 Annual Meeting of Shareowners.[2] Thus, the 2012 Proposal failed to meet the required 3% threshold at the 2012 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(i).

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials under Rule 14a-8(i)(12)(i).

---

[2] The 2012 Proposal received 5,665,681,965 "against" votes and 139,867,058 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patricia T. Birnie, GE Stockholders' Alliance
Kay K. Drey, Leo A. Drey Revocable Trust
Olga P. Strickland

GIBSON DUNN

EXHIBIT A

GE Stockholders' Alliance
17300 Quaker Lane, Apt. D-23, Sandy Spring, MD 20860 - 1260

November 1, 2013

RECEIVED

NOV 04 2013

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

The GE Stockholders' Alliance (GESA) is an owner of 8.8826 shares of General Electric stock. I enclose verification of ownership. The GESA has owned these shares continuously for at least one year, and plans to retain its GE Shares through the next annual meeting. Since the value of these shares is less than the required $2,000 worth of securities for filing a stockholder proposal, we have invited members of the GESA to co-file, thereby meeting the $2,000 requirement.

I hereby notify you that the GESA is filing the enclosed resolution entitled, **"General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers "** for consideration and action by the stockholders at the 2014 GE annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Respectfully Submitted,

Patricia T. Birnie

Patricia T. Birnie, Chair
patbirnie@greenbicycle.net

Enclosures: Copy of Proposal
Copy of verification of GESA stock ownership
Copy of verification of GESA change of address

cc: Securities and Exchange Commission

Computershare

Computershare Trust Company, N.A.
PO Box 43006
Providence, RI 02940-3006
Within USA, US territories & Canada 800 786 2543
Outside USA, US territories & Canada 201 680 6578
www.computershare.com/investor

012927

GE STOCKHOLDERS ALLIANCE
ATTN PATRICIA T BIRNIE
5349 W BAR X STREET
TUCSON AZ 85713-6402

IMPORTANT USPS CHANGE OF ADDRESS NOTICE

28 Jun 2013

Dear Holder:
Re: Company Name: General Electric Company
Account Number: *** OMB Memorandum M-07-16 ***
Registration: GE STOCKHOLDERS ALLIANCE

When changes in address occur, the **United States Postal Service (USPS)** is often the first to be notified. To ensure that you experience minimal mail forwarding delays, we work closely with the **USPS** to pro-actively obtain appropriate change of address information. If the **USPS** provides a new address for the registered holder under our management, our system is updated with the new address.

This is to inform you that our system records for this account have been updated with the following **new address:**

GE STOCKHOLDERS ALLIANCE
17300 QUAKER LN
APT D23
SANDY SPRING MD 20860-1260

Confirmed 8-22-13 via phone

Our records indicate that there has been no contact by you on this account in over a year. **To ensure that this account does not become at risk for state abandoned property laws, we encourage you to complete Section A on the reverse side and return this Notice at your earliest convenience.** Upon return of this Notice, the account will be updated to reflect current contact from you.

If this ***new address is incorrect,*** please **complete Sections A and B** on the reverse side and **return this Notice promptly.**

We are committed to providing you the best service our industry can offer, and appreciate the opportunity to be of service to you.

Sincerely,

Computershare Trust Company, N.A.

Page 19 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

A resolution proposed for the 2014 General Electric Annual Shareholders' Meeting:

General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers:

WHEREAS:
The ongoing nuclear catastrophe at the Fukushima Daiichi plant, powered by GE-designed Mark One reactors, was triggered by severe natural disasters --- by an enormous earthquake and tsunami;

Scientists predict that worsening weather conditions (including droughts, floods, hurricanes, earthquakes, tornadoes, and wildfires) are likely. Those conditions could threaten the safe operation of reactors;

The need is evident for GE nuclear power plant owners to assess and update equipment and procedures to prepare for the potential damaging effects of climate change, such as by storing irradiated fuel rods in dry casks that were demonstrated to be effective at Fukushima;

Most U.S. reactors' irradiated fuel pools are filled beyond their original designed capacity. The pools must continuously be provided cooling water to avoid a major radiological fire. Even closed reactors at which fuel remains in fuel pools continue to pose high risks during severe weather. Irradiated fuel is thousands of times more radioactive than when first installed in reactors. Fuel rods that have cooled for at least five years are eligible to be transferred to hardened, on-site dry-cask storage, making them less vulnerable to a depleted cooling water source;

Reactor fuel pools were designed for temporary storage of irradiated fuel rods prior to the shipment to a reprocessing plant or to a permanent disposal facility. Since neither option exists in the U.S., prolonged storage in fuel pools has led to the pools' structural and water supply insecurities, and has increased the threat of sabotage;

Extreme droughts and low river flow have already caused some nuclear power plants to reduce power output because of inadequate cooling water;

Other U.S. reactors have experienced damage due to extensive flooding caused in part by accelerated glacial melt. Several reactors have narrowly escaped serious damage from hurricanes. Climate change is a continuing threat.

THEREFORE BE IT RESOLVED that General Electric amend its Nuclear Energy Policy to: (1) offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage, and (2) expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change.

SUPPORTING STATEMENT:

Meeting the urgent challenges of climate change brings corporate responsibility to a whole new level of ethical, moral, and environmental imperatives.

Submitted by the GE Stockolders' Alliance --- Patricia T. Birnie, Chair. 17300 Quaker Lane, Apt. D-23. Sandy Spring, MD 20860-1260. 301-804-4030 patbirnie@greenbicycle.net November 1, 2013

GIBSON DUNN

EXHIBIT B

Form of Intent to Co-file.

Kay K. Drey

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 04 2013

B. B. DENNISTON III

October 29, 2013

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, Kay K. Drey as Trustee of the Leo A. Drey Revocable Trust, am an owner of more than $4,000 worth of General Electric stock. I enclose verification of ownership. I have owned these shares continuously for at least one year, and I plan to retain my GE Shares through the next GE annual meeting.

I hereby notify you of my intention to co-file the resolution entitled, "General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers" as submitted by the **GE Stockholders' Alliance** for consideration and action by the stockholders at the 2014 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,

Kay K. Drey

Kay K. Drey, Trustee

*** FISMA & OMB Memorandum M-07-16 ***

cc: Securities and Exchange Commission

usbank.

All of **us** serving you

INSTITUTIONAL TRUST AND CUSTODY

One U.S. Bank Plaza
SL-MO-T15C
Saint Louis, MO 63101
314.418.2520 Fax

October 29, 2013

Mrs. Leo A. Drey

*** FISMA & OMB Memorandum M-07-16 ***

RE: GE Stock Ownership

Dear Mrs. Drey:

This letter serves as verification of ownership of General Electric Co. stock in your account with U.S. BANK NA, as custodian. The shares have been continuously held for more than one year and have a market value in excess of $4,000.00.

General Electric Co. stock is held in the Leo A. Drey Revocable Trust custodial account with you servicing as trustee.

Should you need additional information, please do not hesitate to contact me.

Sincerely,

Sarah Clay
Account Manager/ Trust Officer
314-418-1511

EXHIBIT C

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 13, 2013

VIA OVERNIGHT MAIL
Kay K. Drey, Trustee
Leo A. Drey Revocable Trust

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Drey:

I am writing on behalf of General Electric Company (the "Company"), which received on November 4, 2013, your letter stating your intent to co-file on behalf of the Leo A. Drey Revocable Trust (the "Trust") the shareowner proposal submitted by the GE Stockholders' Alliance entitled "General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Trust's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. Although shareowner proponents are permitted to aggregate their shares for purposes of satisfying this requirement, each proponent still must provide sufficient proof of its continuous ownership of at least one share of the Company, as described below, and the total market value of Company shares for which ownership is properly demonstrated for all proponents must be at least $2,000.

The Company's stock records do not indicate that the Trust is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Trust has satisfied Rule 14a-8's ownership requirements as of the date the Proposal was submitted to the Company. Specifically, the letter that you enclosed from U.S. Bank verifies the Trust's ownership of the Company's shares as of October 29, 2013, not as of the date of submission of the Proposal (October 31, 2013).

To remedy this defect, the Trust must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (October 31, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of the Trust's shares (usually a broker or a bank) specifically verifying that the Trust continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013); or

(2) if the Trust has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Trust continuously held the requisite number of Company shares for the one-year period.

If the Trust intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Trust can confirm whether its broker or bank is a DTC participant by asking the Trust's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Trust's broker or bank is a DTC participant, then the Trust needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013).

(2) If the Trust's broker or bank is not a DTC participant, then the Trust needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Trust continuously held the requisite

number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013). The Trust should be able to find out the identity of the DTC participant by asking its broker or bank. If the Trust's broker is an introducing broker, the Trust may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant. If the DTC participant that holds the Trust's shares is not able to confirm the Trust's individual holdings but is able to confirm the holdings of the Trust's broker or bank, then the Trust needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 31, 2013), the requisite number of Company shares were continuously held: (i) one from the Trust's broker or bank confirming the Trust's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that the Trust's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT E

LOWENHAUPT
GLOBAL ADVISORS

Lowenhaupt Global Advisors, LLC
10 South Broadway, Suite 550
St. Louis, MO 63102
Telephone: 314.345.8181
Fax: 314.345.8150
Web: www.lowenglo.com

November 19, 2013

Lori Zyskowski
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

RE: Intent to Co-File Shareholder Proposal

Dear Ms. Zyskowski:

In response to your letter dated November 13, 2013 and on behalf of Kay Drey, as trustee of the Leo A. Drey Revocable Trust, I enclose a letter from U.S. Bank Institutional Trust and Custody. This confirmation of ownership is in accordance with the instructions in your letter and should satisfy all requirements required for Mrs. Drey to co-file the shareholder proposal dated October 31, 2013.

If you have any additional questions or concerns, please do not hesitate to contact me.

Sincerely,

Lindsay W. Taylor
Family Office Executive

Enclosure

usbank.

All of **us** serving you

INSTITUTIONAL TRUST AND CUSTODY
One U.S. Bank Plaza
SL-MO-T15C
Saint Louis, MO 63101
314.418.2520 Fax

November 15, 2013

Mrs. Leo A. Drey

*** FISMA & OMB Memorandum M-07-16 ***

RE: GE Stock Ownership

Dear Mrs. Drey:

This letter serves as verification of ownership of General Electric Co. stock in your account with U.S. BANK NA, as custodian. The shares have been continuously held for more than one year prior to and including the date of October 31, 2013 and have a market value in excess of $2,000. The trust continues, as of the date of this letter, to hold shares with a market value in excess of $2,000.

General Electric Co. stock is held in the Leo A. Drey Revocable Trust custodial account with you servicing as trustee.

Should you need additional information, please do not hesitate to contact me.

Sincerely,

Sarah Clay
Account Manager/ Trust Officer
314-418-1511

EXHIBIT F

Merrill Lynch
Wealth Management
Bank of America Corporation

Jack Gunter, CFP®
First Vice President - Investments
Wealth Management Advisor

Tracy C. Hamilton, CRPC®
Vice President-Investments
Wealth Management Advisor

Global Wealth Management
6402 E Superstition Springs Blvd
Suite 123
Mesa, Arizona 85206

P: 480-898-6600
F: 866-365-0207

RECEIVED
NOV 12 2013
B. B. DENNISTON III

November 1, 2013

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RE: Olga P. Strickland and James Strickland Ownership of General Electric Stock

Dear Mr. Denniston:

This letter is to confirm that, as of this date, Olga P. Strickland and James C. Strickland, Trustees of The Strickland Family Trust, U/A/D 10/04/2006, hold and have held continuously for at least one year, 1080 shares of General Electric Company common stock.

Please feel welcome to contact us should you have any questions regarding this matter.

Kindest Regards,

Tracy C. Hamilton
Vice President-Investments
Wealth Management Advisor

Form of Intent to Co-file to General Electric.

Olga P. Strickland
James C. Strickland

*** FISMA & OMB Memorandum M-07-16 ***

November 1, 2013

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, Olga P. Strickland, am an owner of 1080 shares of General Electric stock. I enclose verification of ownership. I have owned these shares continuously for at least one year, and I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled, **"General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers"** as submitted by the **GE Stockholders' Alliance** for consideration and action by the stockholders at the 2014 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,

Olga P. Strickland

*** FISMA & OMB Memorandum M-07-16 ***

cc: Securities and Exchange Commission

A resolution proposed for the 2014 General Electric Annual Shareholders' Meeting:

General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers:

WHEREAS:
The ongoing nuclear catastrophe at the Fukushima Daiichi plant, powered by GE-designed Mark One reactors, was triggered by severe natural disasters --- by an enormous earthquake and tsunami;

Scientists predict that worsening weather conditions (including droughts, floods, hurricanes, earthquakes, tornadoes, and wildfires) are likely. Those conditions could threaten the safe operation of reactors;

The need is evident for GE nuclear power plant owners to assess and update equipment and procedures to prepare for the potential damaging effects of climate change, such as by storing irradiated fuel rods in dry casks that were demonstrated to be effective at Fukushima;

Most U.S. reactors' irradiated fuel pools are filled beyond their original designed capacity. The pools must continuously be provided cooling water to avoid a major radiological fire. Even closed reactors at which fuel remains in fuel pools continue to pose high risks during severe weather. Irradiated fuel is thousands of times more radioactive than when first installed in reactors. Fuel rods that have cooled for at least five years are eligible to be transferred to hardened, on-site dry-cask storage, making them less vulnerable to a depleted cooling water source;

Reactor fuel pools were designed for temporary storage of irradiated fuel rods prior to the shipment to a reprocessing plant or to a permanent disposal facility. Since neither option exists in the U.S., prolonged storage in fuel pools has led to the pools' structural and water supply insecurities, and has increased the threat of sabotage;

Extreme droughts and low river flow have already caused some nuclear power plants to reduce power output because of inadequate cooling water;

Other U.S. reactors have experienced damage due to extensive flooding caused in part by accelerated glacial melt. Several reactors have narrowly escaped serious damage from hurricanes. Climate change is a continuing threat.

THEREFORE BE IT RESOLVED that General Electric amend its Nuclear Energy Policy to: (1) offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage, and (2) expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change.

SUPPORTING STATEMENT:

Meeting the urgent challenges of climate change brings corporate responsibility to a whole new level of ethical, moral, and environmental imperatives.

Submitted by the GE Stockolders' Alliance --- Patricia T. Birnie, Chair. 17300 Quaker Lane, Apt. D-23. Sandy Spring, MD 20860-1260. 301-804-4030 patbirnie@greenbicycle.net November 1, 2013

GIBSON DUNN

EXHIBIT G

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 22, 2013

VIA OVERNIGHT MAIL VIA OVERNIGHT MAIL
Ms. Olga P. Strickland

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Strickland:

I am writing on behalf of General Electric Company (the "Company"), which received on November 12, 2013, your letter stating your intent to co-file the shareowner proposal entitled "General Electric Can Help Nuclear Utilities Address Severe Climate Change Dangers" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. Although shareowner proponents are permitted to aggregate their shares for purposes of satisfying this requirement, each proponent still must provide sufficient proof of its continuous ownership of at least one share of the Company, as described below, and the total market value of Company shares for which ownership is properly demonstrated for all proponents must be at least $2,000.

The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date the Proposal was submitted to the Company. Specifically, the letter that you enclosed from Merrill Lynch Wealth Management (the "Merrill Lynch Letter") purports to verify your ownership of the Company's shares as of November 1, 2013, not as of the date of submission of the Proposal (November 6, 2013).

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 6, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013). You should be able to find out

the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 6, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Finally, we note that the Merrill Lynch Letter references The Strickland Family Trust (the "Trust"), whereas your November 1, 2013 letter states that you are submitting the Proposal. Accordingly, please confirm that you (not the Trust) are the proponent of the Proposal. In addition, any response to this letter must confirm your (and not the Trust's) ownership of Company shares.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT I

Merrill Lynch
Wealth Management
Bank of America Corporation

FACSIMILE COVER SHEET

TO: General Electric
PHONE:
FAX: 12033733079

FROM: Merrill Lynch
SENDER: Mary Webb
DATE: Mon Dec 9 14:34:28 MST 2013
PHONE: (877) 726-6213
FAX: 12108074737

No. of Page(s) (including this page): 3

Subject: Attn: Lori Zyskowski

Comments:
Re: Olga and James Strickland, TTEES

Mary J. Webb
Registered Senior Client Associate

Merrill Lynch Wealth Management
6402 E. Superstition Springs Blvd., Ste. 123
Mesa, AZ 85206
Tel: 480.324.2910 FAX: 866.303.4199
mary_webb@ml.com

Merrill Lynch
Wealth Management
Bank of America Corporation

Merrill Lynch
Wealth Management
Bank of America Corporation

Jack Gunter, CFP®
First Vice President - Investments
Wealth Management Advisor

Tracy C. Hamilton, CRPC®
Vice President-Investments
Wealth Management Advisor

Global Wealth Management
6402 E Superstition Springs Blvd
Suite 123
Mesa, Arizona 85206

P: 480-898-6600
F: 866-365-0207

December 9, 2013

General Electric Company
Atten: Lori Zyskowski, Executive Counsel
1135 Easton Turnpike
Fairfield, CT 06828

VIA Facsimile: 203-373-2277

RE: 1080 Shares of GE – Olga and James Strickland, Trustees of the Strickland Family Trust U/A/D 10/4/2006

Dear Ms. Zyskowski:

This letter is to confirm that the 1080 shares of GE as referenced above, have been held by Mr. and Mrs. Strickland since May 5, 2002 in account MB Memorandum Mr. and Mrs. Strickland have stated that they do not intend to liquidate any of these shares and plan to hold them indefinitely.

Please contact me should you have any questions regarding this matter.

Kindest Regards,

Tracy C. Hamilton

GIBSON DUNN

EXHIBIT J

Table of Contents

Notice of 2012 Annual Meeting of Shareowners

10:00 a.m. Eastern Daylight Time, April 25, 2012
Detroit Marriott at the Renaissance Center
400 Renaissance Drive
Detroit, Michigan 48243

March 14, 2012

Dear Shareowners:

You are invited to attend General Electric Company's 2012 Annual Meeting of Shareowners to be held at the Detroit Marriott at the Renaissance Center, 400 Renaissance Drive, Detroit, Michigan 48243, on April 25, 2012, at 10:00 a.m. Eastern Daylight Time, to address all matters that may properly come before the meeting. Following a report on GE's business operations, shareowners will:

- vote on election of the directors named in the proxy statement for the ensuing year;
- vote on ratification of the selection of the independent registered public accounting firm for 2012;
- vote on an advisory resolution to approve executive compensation;
- vote on an amendment to the GE 2007 Long-Term Incentive Plan to increase the number of authorized shares;
- vote on the material terms of senior officer performance goals;
- vote on shareowner proposals set forth at pages 47 through 50 in the accompanying proxy statement, if properly presented at the meeting; and
- transact other business that may properly come before the meeting.

Shareowners of record at the close of business on February 27, 2012 will be entitled to vote at the meeting and any adjournments thereof.

If you plan to attend the meeting, please follow the advance registration instructions beginning on page 53 of the accompanying proxy statement. An admission card, which is required for admission to the meeting, will be mailed to you prior to the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or the Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

We will provide a live webcast of the annual meeting from our Investor Relations website at *www.ge.com/investors/index.html.*

Cordially,

Jeffrey R. Immelt
Chairman of the Board

Brackett B. Denniston III
Secretary

Table of Contents

Shareowner Proposals

The following shareowner proposals will be voted on at the 2012 Annual Meeting only if properly presented by or on behalf of the shareowner proponent. Some of the following shareowner proposals contain assertions about GE that we believe are incorrect. We have not attempted to refute all of the inaccuracies. However, the Board of Directors recommends a vote against each of these proposals for the reasons set forth following each proposal. Share holdings of the various shareowner proponents will be supplied promptly upon oral or written request.

Historically, some of our shareowner proposals have touched upon matters of corporate citizenship. The GE Citizenship Report, which is available on GE's website at *www.ge.com/citizenship/index.html*, explains what GE is doing on particular issues and demonstrates how helping to solve global challenges is core to GE's sustainable growth strategy. For our specific objections to the shareowner proposals included in this proxy statement, see our statement in opposition following each shareowner proposal below.

- **Shareowner Proposal No. 1—Cumulative Voting**

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave., NW—Suite 215, Washington, DC 20037, has notified us that she intends to present the following proposal at this year's meeting:

> RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."
>
> REASONS: "Many states have mandatory cumulative voting, so do National Banks."
>
> "In addition, many corporations have adopted cumulative voting."
>
> "Last year the owners of 1,632,149,274 shares, representing approximately 26.9% of shares voting, voted FOR this proposal."
>
> "If you AGREE, please mark your proxy FOR this resolution."

Your Board of Directors recommends a vote AGAINST this proposal

Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. The Board believes that this voting system is fair and most likely to produce an effective board of directors that will represent the interests of all the company's shareowners by providing for the election of director nominees who have received broad support from shareowners. We believe that this shareowner proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Implementation of this shareowner proposal could allow shareowners with a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be elected by and accountable to all shareowners, not special interests holding a small percentage of GE's stock who elect directors by cumulating their votes, and that GE's current election process protects the best interests of all shareowners. Therefore, the Board recommends a vote AGAINST this proposal.

- **Shareowner Proposal No. 2—Nuclear Activities**

GE Stockholders' Alliance, 5349 W. Bar X Street, Tucson, AZ 85713, has informed us that it intends to present the following proposal at this year's meeting:

> Resolution Urging General Electric to Withdraw from Nuclear Energy
>
> WHEREAS:
>
> On December 1, 2009, General Electric issued a policy statement affirming its support of nuclear energy, even though no safe disposal location or technology exists, and may never exist, for the permanent isolation of the dangerous radioactive waste that continues to accumulate at all reactor sites;

Table of Contents

Every nuclear power reactor generates plutonium that is in demand, worldwide, for weapons production;

On March 11, 2011, a nuclear catastrophe began at Fukushima Dai-ichi, a site that contained six GE reactors;

Motivated by the ongoing Japanese disaster, Germany, Italy and Switzerland have announced they will abandon nuclear power, with other countries considering the same commitment;

On September 18, 2011, German engineering giant Siemens announced it will halt its manufacturing of nuclear products, and will focus on solar, wind and geothermal technologies;

Many U.S. reactors are in locations threatened by extreme natural assaults (hurricanes, floods, earthquakes and tornadoes), with the GE Mark I reactors at especially high risk due to major flaws identified at least as early as 1971;

THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment.

SUPPORTING STATEMENT:

Contrary to nuclear industry claims, the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive. (See the June 2011 Associated Press series by reporter Jeff Donn, summarizing a year-long investigation of NRC operations.)

Because of the dangerously crowded condition of the irradiated fuel pools at all GE reactors, it is now recommended that fuel rods at least five years old should be transferred from the fuel pool to hardened dry storage casks outside the reactor building.

Few people know that radioactive liquids and gases are released into the environment during the routine operation of nuclear reactors. Scientists and physicians agree that there is no safe dose of radiation.

Safe solutions to climate change include improvements in energy efficiency, and the use of solar, wind, geothermal and other renewable energy technologies. These alternatives can be implemented much faster and cheaper than building new nuclear reactors. Furthermore, the ailing U.S. economy cannot afford the massive taxpayer subsidies and loan guarantees that would be required to build and operate new nuclear reactors. "Nuclear is unnecessary and all its risks can be avoided by using renewables, conservation and efficiency." (Dr. Arjun Makhijani, author of *Carbon-Free and Nuclear-Free*, 2007)

GE should no longer continue to place families, communities and our planet's finite land and water at such great risk.

It is the moral duty of GE to stop promoting the nuclear illusion and, instead, protect plants, animals and the human gene pool from further radiation damage.

Your Board of Directors recommends a vote AGAINST this proposal

Nuclear power continues to make a significant contribution to meeting the world's demand for electricity as a fossil fuel alternative. According to the Nuclear Energy Institute, approximately 14% of the world's electricity was generated from commercial nuclear plants in 2010. GE has been in the nuclear industry for more than half a century with a strong track record for safety and reliability, and GE is committed to learning from all the events created by the horrific earthquake and tsunami in Japan. Our participation in the nuclear power industry meets the rigorous regulatory requirements of the U.S. Nuclear Regulatory Commission and other government regulators. Because the Board believes that nuclear power remains a valuable component in the company's mix of products and services that are designed to help meet the world's energy needs, it does not believe that the company should withdraw from this sector. The Board further believes that the proposal's request that the company cease all of its "nuclear activities" would adversely affect sectors of the company's business other than nuclear power. For instance, the company's Healthcare business operates full-service nuclear pharmacies that allow for the distribution of radiopharmaceuticals necessary for, among other things, the imaging and treatment of cancer. Because the Board believes that each of these sectors, including nuclear energy, is an important part of the company's business strategy, the Board does not believe that the company should discontinue its participation in these activities. Therefore, the Board recommends a vote AGAINST this proposal.

EXHIBIT K

8-K 1 d343428d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 25, 2012

General Electric Company
(Exact name of registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	06828-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On April 25, 2012, the shareowners of General Electric Company (the "Company") approved an amendment to the GE 2007 Long-Term Incentive Plan (the "Plan") at the annual meeting of shareowners, which (1) authorizes an additional 425 million shares for issuance under the Plan; (2) increases the underlying limit on the number of shares available for incentive stock options (by the same 425 million); (3) decreases the underlying limit on the number of shares available for awards other than stock options and stock appreciation rights from 250 million to 230 million, such that the overall limit on awards other than stock options and stock appreciation rights represent 25% of the total authorized share reserve under the Plan; (4) explicitly prohibits paying dividends or dividend equivalents on stock options and stock appreciation rights; and (5) updates outdated accounting standards references. The material terms of the Plan are summarized on pages 42 through 44 of the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 9, 2012 (the "Proxy Statement"), which description is incorporated by reference herein. This description of the Plan is qualified in its entirety by reference to the actual terms of the Plan, as amended, which are set forth in Appendix A to the Proxy Statement.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The annual meeting of shareowners of the Company was held on April 25, 2012.

(b) The shareowners elected all of the Company's nominees for director; ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2012; approved the advisory resolution to approve executive compensation; approved the amendment to the GE 2007 Long-Term Incentive Plan to increase the number of authorized shares; and approved the material terms of senior officer performance goals. The shareowners did not approve any of the shareowner proposals, which are listed below.

A. Election of Directors:

	Shares For	Shares Against	Shares Abstain	Non-Votes
W. Geoffrey Beattie	5,968,905,106	163,689,678	105,940,708	2,108,371,635
James I. Cash, Jr.	5,944,890,277	189,902,050	103,743,165	2,108,371,635
Ann M. Fudge	5,980,048,187	157,171,229	101,316,076	2,108,371,635
Susan Hockfield	6,023,088,841	114,721,388	100,725,263	2,108,371,635
Jeffrey R. Immelt	5,804,712,288	330,679,285	103,143,919	2,108,371,635
Andrea Jung	5,834,649,327	293,392,449	110,493,716	2,108,371,635
Alan G. (A.G.) Lafley	6,025,394,063	110,108,997	103,032,432	2,108,371,635
Robert W. Lane	6,002,494,091	132,612,694	103,428,707	2,108,371,635
Ralph S. Larsen	5,989,625,055	144,036,060	104,874,377	2,108,371,635
Rochelle B. Lazarus	5,626,534,846	509,938,690	102,061,956	2,108,371,635
James J. Mulva	6,029,710,733	104,651,895	104,172,864	2,108,371,635
Sam Nunn	5,925,075,773	212,730,657	100,729,062	2,108,371,635
Roger S. Penske	5,419,074,525	718,602,841	100,858,126	2,108,371,635
Robert J. Swieringa	6,018,317,208	113,605,764	106,612,520	2,108,371,635
James S. Tisch	5,475,004,374	659,586,532	103,944,586	2,108,371,635
Douglas A. Warner III	5,931,645,701	201,995,974	104,893,817	2,108,371,635

B. Ratification of Selection of Independent Registered Public Accounting Firm:

For	7,879,066,199
Against	202,777,437
Abstain	265,063,491

C. Advisory Resolution to Approve Executive Compensation:

For	5,674,295,274
Against	456,878,236
Abstain	134,361,982
Non-Votes	2,108,371,635

D. Approval of an Amendment to the GE 2007 Long-Term Incentive Plan to Increase the Number of Authorized Shares:

For	5,699,172,513
Against	420,230,932
Abstain	119,132,047
Non-Votes	2,108,371,635

E. Approval of the Material Terms of Senior Officer Performance Goals:

For	5,670,050,872
Against	438,435,603
Abstain	130,049,017
Non-Votes	2,108,371,635

1. Shareowner Proposal: Cumulative Voting:

For	1,634,688,410
Against	4,481,348,359
Abstain	122,498,723
Non-Votes	2,108,371,635

2. Shareowner Proposal: Nuclear Activities:

For	139,867,058
Against	5,665,681,965
Abstain	432,986,469
Non-Votes	2,108,371,635

3. Shareowner Proposal: Independent Board Chairman:

For	1,350,967,952
Against	4,676,195,494
Abstain	211,372,046
Non-Votes	2,108,371,635

4. Shareowner Proposal: Shareowner Action by Written Consent:

For	2,928,237,643
Against	3,223,338,896
Abstain	86,958,953
Non-Votes	2,108,371,635

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

General Electric Company
(Registrant)

Date: April 30, 2012

/s/ Jamie S. Miller
Jamie S. Miller
Vice President and Controller